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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [ ]  MERGER

     [X]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: COLONIAL NEW YORK INSURED MUNICIPAL FUND (the "Fund")

3.   Securities and Exchange Commission File Nos. 333-84991; 333-91419;
     811-09539

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application   [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     One Financial Center
     Boston, MA 02110

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Brian D. McCabe, Esquire   Jason P. Pogorelec, Esquire
     Ropes & Gray LLP           Ropes & Gray LLP
     One International Place    One International Place
     Boston, MA 02110           Boston, MA 02110
     (617) 951-7801; or,        (617) 951-7415

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     Columbia Management Advisors, Inc.
     100 Federal Street
     Boston, MA 02110


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8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end   [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

     Columbia Management Advisers, Inc.
     100 Federal Street
     Boston, MA 02110

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not applicable

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): Not applicable.

     (b) Trustee's name(s) and address(es): Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes   [X] No

     If Yes, for each UIT state:

          Name(s): _____________________________________
          File No.: ____________________________________
          Business Address: ____________________________


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15.  (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

          If Yes, state the date on which the board vote took place:

          May 31, 2005

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes   [X] No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:

          Pursuant to authority conferred on the trustees of the Fund, a Massachusetts business trust, by the Fund's Agreement and Declaration of Trust, the trustees terminated the Fund by written notice to the Fund's shareholders given on May 31, 2005. The notice to shareholders provided for the liquidation of the fund on or prior to the effective date of termination.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes   [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          June 10, 2005 and June 14, 2005

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes   [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes   [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


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     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ] Yes   [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [X] Yes   [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

     After the effective date of termination, the Fund distributed to the shareholders of record of the Fund the following, in the order of priority provided below: (a) first, to the holders of the Fund's preferred shares of beneficial interest ("Preferred Shares"), an amount equal to the liquidation preference with respect to the Preferred Shares, plus an amount equal to all dividends thereon (whether or not earned or declared) accumulated but unpaid to (but not including) the date of final distribution in same-day funds, together with any applicable gross-up payments (as such term is defined in the Fund's by-laws) in connection with the liquidation of the Fund; and (b) second, to the holders of the Fund's common shares of beneficial interest, a liquidating distribution equal to the shareholder's number of shares in the Fund multiplied by the (i) asset value of such shares carried to the fifth decimal place on the effective date of termination and then rounded to the nearest penny; and (ii) information concerning the sources of the liquidating distribution.

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes   [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes   [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?


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     (c)  Will the remaining assets be invested in securities?

          [ ] Yes   [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes   [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: Approximately $45,000.

          (ii) Accounting expenses: Approximately $0.

          (iii) Other expenses (list and identify separately):

               Proxy solicitation expenses: Approximately $0.

               Brokerage commissions: $0.

               SEC registration fees: $0.

          (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $45,000.

     (b)  How were those expenses allocated?

          All fees and expenses related to the liquidation were allocated to the Fund.

     (c)  Who paid those expenses?

          The Fund paid these expenses.

     (d)  How did the fund pay for unamortized expenses (if any)?
          Not applicable.


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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes   [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [X] Yes   [ ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     Several Columbia Funds are defendants in class action lawsuits that have been consolidated, pursuant to 28 U.S.C. Section 1407, in a Multi-District Litigation ("MDL") proceeding before the Honorable J. Frederick Motz of the United States District Court for the District of Maryland, Dukes et al. v. Columbia Acorn Fund et al., Civil Action No. 04CV01763. The plaintiffs in the MDL allege that the named Columbia Funds permitted "market timing" of the Funds by certain favored investors in exchange for agreements from the favored customers to deposit millions of dollars of "sticky assets" as a quid pro quo for being allowed to time the Funds. The consolidated class action complaint further alleges that, contrary to these agreements, the Funds' prospectuses indicated that the Columbia Funds did not allow market timing activity and had mechanisms in place to detect and discourage such activity, in order to protect long term investors from the negative effects of excessive trading. The complaint alleges violations of the Securities Act of 1933, breach of fiduciary duty/constructive fraud and unjust enrichment.

     On March 15, 2004, Columbia Management and CFD entered into agreements in principle with the staff of the SEC and the Office of the New York Attorney General ("NYAG") to resolve the proceedings brought in connection with the SEC's and NYAG's investigations of frequent trading and market timing in certain Columbia mutual funds.

     On February 9, 2005, Columbia Management entered into an Assurance of Discontinuance with the NYAG (the "NYAG Settlement") and consented to the entry of a cease-and-desist order by the SEC (the "SEC Order" and together, the "Settlements"). The Settlements contain substantially the same terms and conditions as outlined in the agreements in principle.

     Under the terms of the SEC Order, Columbia has agreed, among other things, to: pay $70 million in disgorgement and $70 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to review Columbia Management's applicable supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant. The Funds have also voluntarily undertaken to implement certain governance measures designed to maintain the independence of their boards of trustees. The NYAG Settlement also, among other things, requires Columbia Management and its affiliates, Banc of America Capital Management, LLC and Bank of America Capital Management Distributors, LLC, to reduce Columbia Funds, Nations Funds and other mutual funds management fees (not including the Funds) collectively by $32 million per year for five years, for a projected total of $160 million in management fee reductions.

     A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the NYAG Settlement is available as part of Bank of America Corporation Form 8-K filing files February 10, 2005.

     Since February 2004, Columbia, Columbia Management, CFD and other Columbia-affiliated entities have been named as defendants in eleven civil lawsuits filed in New York and Massachusetts that have been transferred and consolidated for pretrial proceedings in the United States District Court for the District of


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     Maryland in the Special Multi-District Litigation proceeding (Index No.
     04-MO-15863) created for actions involving market timing issues against mutual fund complexes. The lawsuits were commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of funds in the Fund Complex during specified periods or as derivative actions on behalf of funds in the Fund Complex. The lawsuits allege, among other things, that the defendants allowed the market timing and late trading of funds in the Fund Complex. The plaintiffs seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts, restitution and the removal of the Trustees of the Funds named in the complaint and replacing them with independent trustees. The consolidated amended fund derivative complaint against Columbia-affiliated defendants was filed on September 29, 2004 in the United States District Court for the District of Maryland and names the open-end Columbia Funds, collectively, as nominal defendants. Each person serving as a Trustee of the Funds is named as a defendant in certain cases(1) in the consolidated amended fund derivative complaint in each person's capacity as a trustee of the open-end Columbia Funds.

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(1)  Armetta v. FleetBoston Financial Corporation, et al. (D. Mass. Mar. 19,
     2004); Beardsley, et al. v. FleetBoston Financial Corporation, et al., (D. Mass. Mar. 18, 2004).

     On March 2, 2005, four civil revenue sharing lawsuits, all filed in the DistrictCourt for the District of Massachusetts during August and September of 2004 were consolidated into a single action in the United States District Court for Massachusetts (In re Columbia Entities Litigation, Civil Action No. 04-11704-REK). The complaints allege, among other things, that various mutual funds advised by Columbia Management, Columbia Wanger Asset Management, L.P. and their affiliates inappropriately used fund assets to pay brokers to promote the funds by directing fund brokerage transactions to such brokers without fully disclosing such arrangements to shareholders, and charged excessive 12b-1 fees. The plaintiffs seek, among other things, compensatory damages, punitive damages, rescission of contracts and restitution. The complaints in the four actions name Columbia, Columbia Management, CFD and, in one case(2), certain persons serving as Trustees of the Funds in each person's capacity as a Trustee of the open-end Columbia Funds as defendants and several Columbia Funds as nominal defendants. None of the Funds are named as defendants or nominal defendants in any of the four revenue sharing actions.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes   [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


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     (d)  If the merger or reorganization agreement has not been filed with the
          Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Colonial New York Insured Municipal Fund, (ii) he is the President of Colonial New York Insured Municipal Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ Christopher L. Wilson
                                        ----------------------------------------
                                        Christopher L. Wilson
                                        President


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